SEALSQ Announces Appointment of John O’Hara as Chief Financial Officer

Tortola, British Virgin Islands – January 23, 2024: SEALSQ Corp ("SEALSQ" or "Company") (NASDAQ: LAES), a company that focuses on developing and selling Semiconductors, PKI and Post-Quantum technology hardware and software products, today announced the appointment of John O’Hara as its new Chief Financial Officer (“CFO”), effective January 22, 2024.

Mr. O’Hara is taking over for Peter Ward, who has served as SEALSQ’s CFO since its IPO in May 2023. Mr. Ward will continue to serve as CFO of WISeKey International Holding AG (“WISeKey”) (SIX: WIHN, NASDAQ: WKEY), the parent company of SEALSQ. Mr. Ward will also remain a member of the SEALSQ Board of Directors.

Prior to his appointment as CFO of SEALSQ, Mr. O’Hara held the position of International Financial Controller at WISeKey, where he successfully led the spin-off and listing of the Company on the Nasdaq Stock Exchange. Mr. O’Hara's proficiency in US GAAP, IFRS, and Swiss GAAP is grounded in his years of experience working with multinational businesses, listed companies, partnerships, and NGOs.

Bringing over 15 years of experience and expertise, Mr. O’Hara is a highly skilled finance professional with a distinguished career in the Professional Services and Cybersecurity industries, particularly in the areas of Financial Control, Compliance and Risk Management. His extensive background spans a diverse range of industries, where he has consistently demonstrated exceptional leadership and management skills.

Prior to joining WISeKey in 2018, Mr. O’Hara served as the Global Financial Controller for Jesuit Worldwide Learning and as Finance Director at Deloitte, where he led the strategic and operational finance function of the Tax Service Line. Prior to that, he was with Marsh & McLennan Companies as Financial Controller, where he managed teams of over seventy people, leading the finance transformation agenda for the UK Controllership function and driving financial control across multiple regions.

Carlos Moreira, CEO of SEALSQ noted, “John's extensive experience in implementing robust financial policies and procedures aiming to significantly improve business performances, as well as identifying and implementing numerous cost-saving actions, is expected to bring a new era of financial excellence to SEALSQ. I look forward to continuing working with John to foster growth and sustainability.”

About SEALSQ:
SEALSQ focuses on selling integrated solutions based on Semiconductors, PKI and Provisioning services, while developing Post-Quantum technology hardware and software products. Our solutions can be used in a variety of applications, from Multi-Factor Authentication tokens, Smart Energy, Smart Home Appliances, and IT Network Infrastructure, to Automotive, Industrial Automation and Control Systems.

Post-Quantum Cryptography (PQC) refers to cryptographic methods that are secure against an attack by a quantum computer. As quantum computers become more powerful, they may be able to break many of the cryptographic methods that are currently used to protect sensitive information, such as RSA and Elliptic Curve Cryptography (ECC). PQC aims to develop new cryptographic methods that are secure against quantum attacks.

For more information please visit www.sealsq.com.

Forward-Looking Statements
This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipates will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ's ability to implement its growth strategies; SEALSQ’s ability to generate revenue from emerging new semiconductors; SEALSQ’s ability to generate revenue from Matter certification and the new cyber trust mark standards; the successful introduction of the WISeSat picosatellite constellation; SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 / lcati@equityny.com Katie Murphy Tel: +212 836-9612 / kmurphy@equityny.com